As filed with the Securities and Exchange Commission on November 17, 2004

Registration No. 333-117751

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

Form S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REEBOK INTERNATIONAL LTD.

(Exact name of registrant as specified in its charter)

MASSACHUSETTS (State or other jurisdiction of incorporation or organization)	04-2678061 (I.R.S. Employer Identification Number)

1895 J.W. Foster Boulevard

Canton, Massachusetts 02021

(781) 401-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

DAVID A. PACE

Senior Vice President and General Counsel

Reebok International Ltd.

1895 J.W. Foster Boulevard

Canton, Massachusetts 02021

(781) 401-5000

(Name and address, including zip code, and telephone number, including area code, of agent for service of process)

Copies to:

Keith F. Higgins, Esq. Julie H. Jones, Esq. Ropes & Gray LLP One International Place Boston, Massachusetts 02110 (617) 951-7000

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement as determined by market conditions.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Registration Statement is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering:  ☐

If this Registration Statement is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 17, 2004

PROSPECTUS

$350,000,000 Principal Amount of

2% Convertible Debentures due May 1, 2024

and

6,828,010 Shares of Common Stock Issuable upon Conversion of the Debentures

Reebok International Ltd., or Reebok, issued the Debentures in a private placement in April 2004. This Prospectus will be used by selling securityholders to resell their Debentures and the Common Stock issuable upon conversion of their Debentures.

The Debentures are unsecured unsubordinated obligations of Reebok International Ltd. The Debentures will accrue regular interest at a rate of 2% per annum. We will pay regular interest on the Debentures on May 1 and November 1 of each year, beginning November 1, 2004 through May 1, 2009. After May 1, 2009, regular interest on the Debentures will accrue at a rate of 2%, compounded semi-annually and be due and payable upon the earlier to occur of redemption, repurchase or final maturity. In addition, we will pay contingent interest during any six-month period from May 1 through October 31 and from November 1 through April 30 commencing with the six-month period beginning May 1, 2009, if the average trading price of the Debentures on the five trading days immediately preceding the third day before the first day of the applicable six-month period equals or exceeds 120% of the sum of the principal amount of, plus accrued and unpaid regular interest on, the Debentures. The contingent interest payable per $1,000 principal amount of Debentures within any applicable six-month period will equal an annual rate of 0.30% of the average trading price of such $1,000 principal amount of Debentures during the applicable measuring period. The Debentures are currently designated for trading in The PORTALSM Market, a subsidiary of The Nasdaq Stock Market, Inc.

On or after May 1, 2009, we may redeem for cash all or part of the Debentures that have not been previously converted at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest up to but not including the date of redemption. Holders may require us to repurchase all or part of their Debentures on May 1, 2009, May 1, 2014 and May 1, 2019 at a price equal to 100% of the principal amount of the Debentures plus accrued interest up to but not including the date of repurchase. We are required to pay the purchase price upon a repurchase in cash unless an Accounting Event (as defined herein) has occurred. In addition, upon a change in control of our company, each holder may require us to repurchase all or a portion of such holder’s Debentures for cash.

The Debentures will be convertible into shares of our common stock, subject to the conditions described below, at an initial conversion price of approximately $51.2594 per share of our common stock, subject to adjustments for certain events. The initial conversion price is equivalent to a conversion rate of 19.5086 shares of common stock per $1,000 principal amount of Debentures. Holders may surrender their Debentures for conversion if any of the following conditions is satisfied:

•	on any business day if the average of the closing prices of our common stock for the immediately preceding 20 consecutive trading day period is more than 125% of the average of the effective conversion prices per share of our common stock during such 20 trading day period;

•	during the five business day period after any five consecutive trading day period if the average of the sale prices of the Debentures for such five consecutive trading day period is less than 96% of the average of the conversion values of the Debentures during such period, subject to certain limitations;

•	if the credit ratings on the Debentures are downgraded by Moody’s Investors Service, Inc. to or below Ba2 and by Standard & Poor’s Rating Service to or below BB+, for so long as the downgrade is in effect;

•	if we have called the Debentures for redemption; or

•	if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

We and each holder of the Debentures agree in the indenture to treat the Debentures as contingent payment debt instruments for United States federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Our common stock is listed on the New York Stock Exchange under the symbol “RBK.” On November 16, 2004, the last reported sale price on the New York Stock Exchange for our common stock was $39.22.

Investing in the Debentures involves risks. See “ Risk Factors” on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                                 , 2004.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate as of the date appearing on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

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WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC, under the Securities Exchange Act of 1934, as amended, or the Exchange Act. You may read and copy this information at the following location of the SEC:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, DC 20549

You may also obtain copies of this information at prescribed rates by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You may obtain information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that site is www.sec.gov.

You can also inspect reports, proxy statements and other information about our company at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

You may also obtain information about Reebok at our website at www.reebok.com. Information contained on our website does not constitute a part of this prospectus and should not be relied on to make an investment decision.

We incorporate by reference information into this prospectus, which means that we disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

REEBOK SEC FILINGS (File No. 001-09340)	PERIOD

Annual Report on Form 10-K	Year ended December 31, 2003
Quarterly Report on Form 10-Q	Quarters ended March 31, 2004, June 30, 2004 and September 30, 2004
Current Report on Form 8-K	Filed on April 8, 2004, April 27, 2004, July 1, 2004, July 14, 2004, October 26, 2004 and October 29, 2004
The description of our common stock as set forth in our Registration Statements, on Forms 8-A and 8-A/A	Filed on July 12, 1985, July 27, 1990, April 1, 1991, December 13, 1991, February 24, 1999, June 8, 1999 and June 6, 2000

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(a) of the Exchange Act from the date of the initial filing of the registration statement of which this prospectus is a part to the end of the offering of the Debentures and common stock under this document shall also be deemed to be incorporated herein by reference. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supercede information in this prospectus.

You may request a copy of these filings at no cost, by writing or calling us at the following address or telephone number:

Reebok International Ltd.

1895 J. W. Foster Boulevard

Canton, Massachusetts 02021

(781) 401-5000

Attn: Office of Investor Relations

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this prospectus.

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SUMMARY

The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Reebok,” “we,” “our” and “us” refer to Reebok International Ltd. and its consolidated subsidiaries, unless otherwise specified.

Our Business

We are a global company that designs and markets sports and fitness products, including footwear, apparel, equipment and accessories. We design, market and sell products under a number of brands, of which the four principal brands are:

•	The Reebok® Brand, which encompasses our Reebok-branded products and our sports licensing business, including our National Football League and National Basketball Association-branded products;

•	The Rockport® brand (“Rockport”);

•	The Ralph Lauren® and Polo® footwear brands (“Ralph Lauren Footwear”);

•	The Greg Norman® brand (“Greg Norman Collection”); and

•	The CCM®, JOFA® and KOHO® brands.

Our revenues are derived principally from the wholesale distribution of our products to selected athletic specialty stores and other higher-end retail shops, as well as sporting goods stores, moderate and better department stores, and shoe stores. To reinforce and further capitalize on the reputation of our brands, we also pursue opportunities to license our trademarks and other intellectual property to third parties for use on equipment, apparel, accessories, sporting goods, health clubs and related products and services.

Our common stock is listed on the New York Stock Exchange under the symbol “RBK.”

We are a Massachusetts corporation whose principal executive offices are located at 1895 J.W. Foster Boulevard, Canton, Massachusetts 02021. Our telephone number at that address is (781) 401-5000.

For additional information regarding our business, please see our Form 10-K for the year ended December 31, 2003 and our other filings with the SEC which are incorporated by reference into this document. See “Where You Can Find More Information.”

Recent Developments

Exchange Offer for the Debentures

On October 26, 2004, we commenced an offer to exchange new Series B 2% Convertible Debentures due May 1, 2024, or New Securities, for all of our outstanding Debentures upon the terms and conditions set forth in our preliminary prospectus related to the New Securities dated October 26, 2004 and the letter of transmittal related thereto. Our offer to exchange the New Securities for the Debentures is referred to in this prospectus as the exchange offer, and the preliminary prospectus and letter of transmittal related to the exchange offer, as they may be amended or supplemented, are referred to herein as the exchange offer materials.

We commenced the exchange offer as a result of the adoption by the Financial Accounting Standards Board (FASB) of EITF 04-8, which will, effective December 15, 2004, change the accounting rules applicable to the

Debentures by requiring us to include the common stock issuable upon the conversion of the Debentures in our fully diluted shares outstanding for purposes of calculating diluted earnings per share. Under the terms of the New Securities to be issued in the exchange offer, we will, upon conversion, pay to the holder cash equal to the principal amount being converted and issue to the holder the remainder of the conversion value in excess of the principal amount, if any, in shares of our common stock. Under EITF 04-8 and EITF 90-19, we will not be required to include any shares issuable upon conversion of the New Securities in our fully diluted shares outstanding until the market price of our common stock exceeds the conversion price, and we will then only have to include that number of shares as would then be issuable based upon the amount by which the conversion value exceeds the principal amount. In addition to the different settlement terms on conversion, the terms of the New Securities are different in certain other ways from the Debentures. For a detailed description of the exchange offer, the terms of the New Securities and a summary of the principal differences between the New Securities and the Debentures, please review carefully the exchange offer materials.

RISK FACTORS

Prospective investors should carefully consider the following information in addition to the other information contained in this prospectus and the documents incorporated by reference into this prospectus before purchasing the Debentures or our common stock issued upon conversion of the Debentures. In addition to the risks described below, prospective investors also should carefully consider the information set forth in our annual report on Form 10-K for the year ended December 31, 2003 under the heading “Issues and Uncertainties.”

Risks Related to the Debentures

An active trading market for the Debentures may not develop.

An active trading market for the Debentures may not develop. The liquidity of the trading market for the Debentures will depend in part on the level of participation of the holders of the Debentures in the exchange offer. The greater the participation in the exchange offer, the lesser the liquidity of any trading market for the Debentures not tendered in the exchange offer. If a liquid and sustainable market does not develop, it could adversely affect the ability of holders to sell their Debentures or the price at which holders of the Debentures will be able to sell their Debentures. Future trading prices of the Debentures will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities.

We may not be able to raise the funds necessary to finance a change in control purchase or a purchase at the option of the holder.

On May 1, 2009, May 1, 2014 and May 1, 2019 and upon the occurrence of specific kinds of change in control events occurring on or before May 1, 2024, holders of Debentures may require us to purchase their Debentures. However, it is possible that we would not have sufficient funds at that time to make the required purchase of Debentures. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change in control under the indenture. See “Description of Debentures—Purchase of Debentures at the Option of the Holder” and “—Change in Control Permits Purchase of Debentures by Reebok at the Option of the Holder.”

The conditional conversion feature of the Debentures could result in you not being able to receive the value of the shares into which a Debenture is convertible.

The Debentures are convertible into shares of our common stock only if specified conditions are met, such as if on any business day the average closing price of our common stock for the immediately preceding 20 consecutive trading day period is more than 125% of the average of the effective conversion prices of our common stock during such 20 trading day period. Based on the initial conversion price of $51.2594, in order to meet such condition, the average closing price of our common stock for the specified period would need to exceed $65.3243, a price which our common stock has never reached. If the specified conditions for conversion are not met, you will not be able to convert your Debentures, and you may not be able to receive the value of the shares into which the Debentures would otherwise be convertible.

The price of the shares, and therefore the price of the Debentures, may fluctuate significantly, which may make it difficult for holders to resell the Debentures or the shares issuable upon conversion of the Debentures when desired or at attractive prices.

The market prices of our securities are subject to significant fluctuations in response to many different factors, many of which are beyond our control. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the Debentures. There could be quarters in which we experience shortfalls in revenue and/or earnings from levels expected by securities analysts and investors, which could have an immediate and significant adverse effect on the trading price of our securities, including our common stock and the Debentures.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Because the Debentures are convertible into common stock, volatility or depressed prices for our common stock could have a similar effect on the trading price of the Debentures.

Sales of substantial amounts of shares of our common stock in the public market after this offering, or the perception that those sales may occur, could cause the market price of our common stock to decline. Because the Debentures are convertible into common stock only at a conversion price in excess of the recent trading price, such a decline in our common stock price may cause the value of the Debentures to decline.

Holders of the Debentures will be required to include as ordinary interest income amounts in excess of the interest payments received, as well as certain amounts received upon sale, conversion, redemption or other disposition.

We will treat the Debentures as contingent payment debt instruments for United States federal income tax purposes, and each holder agrees in the indenture to be bound to such treatment. As a result, if you are a U.S. investor who is a holder of Debentures, you generally will be required to include amounts in your gross income, as ordinary interest income, that will exceed the amounts of the cash payments on the Debentures. The amount of interest income required to be included by you in any tax year may be significantly in excess of the stated interest and contingent interest, if any, that is paid on your Debentures in respect of such tax year. If you are a U.S. investor who is a holder of Debentures, you will recognize a gain or loss on the sale, exchange, purchase by Reebok, conversion or redemption of a Debenture in an amount equal to the difference between the amount realized on such transaction, including, in the case of the conversion of Debentures, the fair market value of any of our common stock received, and your adjusted tax basis in the Debenture. Any gain recognized by you on the sale, exchange, purchase by Reebok, conversion or redemption of a Debenture will be treated as ordinary interest income. Any loss recognized by you on such transactions will be treated as ordinary loss to the extent of the interest previously included in your taxable income, and thereafter, capital loss. Both U.S. and non-U.S. holders of the Debentures should consider the United States federal income tax consequences of the purchase, ownership, conversion and other disposition of the Debentures and the ownership and disposition of the common stock received upon conversion of the Debentures. Investors considering a purchase of Debentures should consult their own tax advisors with respect to the application of the United States federal income tax laws to their particular situations, as well as any tax consequences arising under the laws pertaining to any other U.S. federal tax other than the income tax, the laws of any state, local or foreign taxing jurisdiction, and any applicable taxation treaty. The material United States federal income tax consequences of the purchase, ownership, conversion and disposition of the Debentures are summarized under the heading “Certain United States Federal Income Tax Considerations.”

The change in control purchase feature of the Debentures may delay or prevent an otherwise beneficial takeover attempt of our company.

The terms of the Debentures require us to purchase the Debentures for cash in the event of specific kinds of change in control events. A takeover of our company would trigger the requirement that we purchase the Debentures. This may have the effect of delaying or preventing a takeover of our company that would otherwise be beneficial to investors.

Risks Related to the Exchange Offer

If you do not exchange your Debentures in connection with the recently commenced exchange offer, the Debentures you retain may become less liquid as a result of the exchange offer.

If a significant number of Debentures are exchanged in the exchange offer, the liquidity of the trading market for the Debentures, if any, after the completion of the exchange offer may be substantially reduced. Any Debentures exchanged will reduce the aggregate number of Debentures outstanding. As a result, the Debentures may trade at a discount to the price at which they would trade if the exchange offer were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in Debentures will exist or be maintained, and we cannot assure you as to the prices at which the Debentures may be traded.

Risks Related to Our Business

We may not successfully integrate the hockey apparel and equipment business of our recent acquisition, The Hockey Company Holdings Inc., with our existing businesses or, as a result of such failure or the current, or any future, labor disruption, realize the anticipated value of this company’s exclusive license arrangements with the National Hockey League.

We recently acquired all of the common shares of The Hockey Company Inc. in transactions completed on July 23, 2004. We can provide no assurance that we will successfully integrate the operations of the acquired company into our operations.

In addition, the collective bargaining agreement between the NHL and the NHL Players’ Association expired on September 15, 2004, and there currently is a work stoppage in effect. The popularity of the NHL affects the sales of our hockey equipment and hockey-related apparel. Our brands receive significant on-ice exposure as a result of our license agreement with the NHL. As a result of the current NHL work stoppage, the popularity of the NHL could suffer and our brands will not receive any on-ice exposure during NHL games. This, together with the absence of in-stadium sales during a work stoppage, could significantly affect our apparel sales. In addition, during the work stoppage, we will continue to have certain royalty payment obligations, although reduced, under the new NHL License Agreement.

FORWARD LOOKING INFORMATION

This prospectus and the information incorporated by reference in this prospectus may include forward looking statements with respect to our sales, revenues, earnings, spending, margins, cash flow, future orders, inventory, products, actions, plans, strategies and objectives that are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” and “would.” Factors that might affect such forward looking statements include, among other things:

•	economic conditions in our major markets;

•	competition;

•	shifts in consumer preferences;

•	the ability to maintain advantageous licenses with our licensors;

•	risks associated with our international sales, distribution and manufacturing;

•	increases in raw material prices;

•	our ability to manage and forecast our growth and inventories;

•	the loss of significant customers or suppliers;

•	the effect of currency fluctuations; and

•	other factors mentioned or incorporated by reference in this prospectus, including the “Issues and Uncertainties” described in our 2003 Annual Report on Form 10-K.

These or other events or circumstances could cause our actual performance or financial results in future periods to differ materially from those expressed in the forward-looking statements. We undertake no obligation to make any revisions to the forward-looking statements contained in this prospectus or the documents incorporated by reference in this prospectus, or to update the forward-looking statements to reflect events or circumstances occurring after the date of this prospectus, unless the securities laws require us to do so.

USE OF PROCEEDS

All of the Debentures and the shares of our common stock issuable upon conversion of the Debentures are being sold by the selling securityholders or their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the Debentures or the shares of our common stock issuable upon conversion of the Debentures.

RATIO OF EARNINGS TO FIXED CHARGES

Year Ended December 31,					Nine Months Ended September 30,
1999	2000	2001	2002	2003	2003	2004
1.32	3.39	4.03	5.40	6.04	6.48	7.36

The ratio of earnings to fixed charges is computed by dividing income before taxes and fixed charges by fixed charges. Fixed charges consist of interest expense, whether expensed or capitalized, plus the portion of rent expense under operating leases that we consider to be representative of the interest factor, plus amortization of debt issuance expenses.

DESCRIPTION OF THE DEBENTURES

We issued the Debentures under an indenture dated as of April 30, 2004 between us and U.S. Bank National Association, as trustee. The following summarizes the material provisions of the Debentures and the indenture, but it does not contain all of the provisions of the indenture. We urge you to read the indenture, which is filed as an exhibit to the registration statement of which this prospectus forms a part, because it, and not this description, defines your rights as a holder of the Debentures.

As used in this description, the words “Reebok,” “we,” “us” or “our” do not include any of our current or future subsidiaries.

General

The Debentures are limited to $350,000,000 aggregate principal amount. The Debentures were issued on April 30, 2004. The Debentures will mature on May 1, 2024. The Debentures will be payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, the City of New York. The Debentures were issued in denominations of $1,000 and integral multiples thereof. The Debentures are convertible, subject to the conditions described under “—Conversion of Debentures,” into our common stock as described below under “—Conversion of Debentures.”

Holders may present Debentures for conversion at the office of the conversion agent and may present Debentures for registration of transfer at the office of the trustee.

Each holder agrees in the indenture, for United States federal income tax purposes, to treat the Debentures as “contingent payment debt instruments” and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 4.61%, which is the rate comparable to the rate at which we would borrow on a noncontingent, nonconvertible borrowing with terms otherwise similar to those of the Debentures, subject to a minimum yield equal to the applicable federal rate (based on the overall maturity of the Debentures). Accordingly, each holder is required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the Debentures are outstanding. In addition, a holder will generally be required to recognize ordinary income on the gain, if any, realized on a sale, exchange, conversion or repurchase of the Debentures. In particular, a holder will recognize ordinary income upon a conversion of a Debenture into our common stock, and if a holder requires us to repurchase the holder’s Debentures and we elect to pay the repurchase price in shares of our common stock, upon such a repurchase, in an amount equal to the excess, if any, of the value of the common stock received on the conversion or such repurchase over the holder’s adjusted tax basis in the Debenture. However, the proper United States federal income tax treatment of a holder of a Debenture is uncertain in various respects. If the agreed upon treatment was successfully challenged by the Internal Revenue Service, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should not have recognized ordinary income upon a taxable disposition of its Debentures. See “Certain United States Federal Income Tax Considerations.”

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX TREATMENT OF THE DEBENTURES AND WHETHER A PURCHASE OF THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE INVESTOR’S PARTICULAR TAX SITUATION.

Ranking of Debentures

The Debentures are our unsecured and unsubordinated obligations. The Debentures rank equal in right of payment with all of our existing and future unsecured and unsubordinated indebtedness. The Debentures are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of September 30, 2004, we had total indebtedness of approximately $499,001,000.

Regular Interest

Regular interest on the Debentures accrues at a rate of 2% per annum. Regular interest is payable semiannually in arrears on May 1 and November 1, commencing on November 1, 2004 through May 1, 2009, to holders of record. The record dates for the payment of interest will be April 15 and October 15 immediately preceding the relevant interest payment date. After May 1, 2009, we will not pay regular interest on the Debentures prior to maturity, but regular interest will accrue at a rate of 2%, compounded semi-annually and be payable upon redemption, repurchase or final maturity. Interest on the Debentures will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. We will calculate interest on the basis of a 360-day year composed of twelve 30-day months. We may, at our option, pay interest on the Debentures by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds at its election.

We will not be required to make any payment on the Debentures due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

Interest will cease to accrue on a Debenture upon its maturity, conversion, purchase by us at the option of a holder or redemption. We may not reissue a Debenture that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such Debenture.

Contingent Interest

We will pay contingent interest to the holders of the Debentures during any six-month period from May 1 through October 31 and from November 1 through April 30, commencing with the six-month period beginning on May 1, 2009, if the average trading price (as defined below) of the Debentures during the five trading days immediately preceding the third day before the first day of the applicable six-month period equals or exceeds 120% of the sum of the principal amount of, plus accrued and unpaid regular interest on, the Debentures.

On any interest payment date when contingent interest shall be payable, the contingent interest payable per $1,000 principal amount of Debentures will equal 0.30% per year of the average trading price of such $1,000 principal amount of Debentures during the applicable five-trading-day reference period, payable in arrears.

We will notify the holders of the Debentures by press release or otherwise upon a determination that they will be entitled to receive contingent interest with respect to any six-month interest period.

The “trading price” of the Debentures on any date of determination means the average of the secondary bid quotations per Debenture obtained by the calculation agent, which will initially be the trustee, for $5.0 million aggregate principal amount of Debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if:

•	three such bids cannot reasonably be obtained by the calculation agent, but two such bids can be reasonably obtained, then the average of the two bids shall be used; and

•	if only on such bid can reasonably be obtained by the calculation agent, that one bid shall be used.

If the calculation agent cannot reasonably obtain at least one such bid, or, if in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the Debentures, then the trading price of the Debentures on any date of determination will equal (1) the applicable conversion rate of the Debentures as of such determination date multiplied by (2) the average closing price (as defined below) of our common stock on the five trading days ending on such determination date.

Conversion of Debentures

General

Holders may surrender the Debentures for conversion into shares of our common stock at a conversion price of approximately $51.2594 per share, which is equivalent to a conversion rate of 19.5086 shares per $1,000 principal amount of Debentures, subject to the conversion rate adjustments described below, if any of the following conditions is satisfied:

•	on any business day if the average of the closing prices of our common stock for the immediately preceding 20 consecutive trading day period is more than 125% of the average of the effective conversion prices per share of our common stock during such 20 trading day period;

•	during the five business day period after any five consecutive trading day period if the average of the sale prices of the Debentures for such five consecutive trading day period is less than 96% of the average of the conversion values of the Debentures during that period, subject to certain limitations;

•	if the credit ratings on the Debentures are downgraded by Moody’s Investors Service, Inc. to or below Ba2 and by Standard & Poor’s Rating Services to or below BB+, for so long as the downgrade is in effect;

•	if we have called the Debentures for redemption; or

•	if we make certain significant distributions to holders of our common stock or we enter into specified corporate transactions.

Conversion Upon Satisfaction of Market Price Condition

Holders may surrender Debentures for conversion into shares of our common stock on any business day if the average closing prices of our common stock on the New York Stock Exchange, or if the shares are not then quoted on the New York Stock Exchange, such other principal national securities exchange on which our common stock is listed, for the immediately preceding 20 consecutive trading day period is more than 125% of the average of the effective conversion prices per share of our common stock during such 20 trading day period.

The “closing price” of our common stock on any date means the closing per share sale price (or if no closing per share sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded.

The “effective conversion price” per share of our common stock means (1) until May 1, 2009, $1,000 principal amount of Debentures and (2) thereafter, the principal amount plus accrued and unpaid regular interest on $1,000 principal amount of Debentures, in each case divided by the number of shares into which each $1,000 principal amount of Debentures is convertible.

Conversion Upon Sale Price of the Debentures Falling Below Trading Value of the Debentures

If during any five consecutive trading day period, the average of the sale prices (defined below) for the Debentures for that five consecutive trading day period was less than 96% of the average of the conversion values (defined below) for the Debentures during that period, a holder may surrender Debentures for conversion at any time during the following five business days; provided, however, that if on the date of any conversion pursuant to the sale price condition described in this paragraph that is on or after May 1, 2019, the closing price of our common stock on the trading day before the conversion date is greater than 100% of the effective conversion price and less than 125% of the effective conversion price, then holders surrendering Debentures for conversion will receive, at our option, in lieu of shares of our common stock based on the then applicable conversion rate, cash or shares of common stock with a value equal to the principal amount of the Debentures being converted (a “principal value conversion”). Shares of our common stock delivered upon a principal value conversion will be valued at the closing price on the conversion date. We will deliver shares of our common stock upon a principal value conversion no later than the third business day following the determination of the closing price.

The conversion agent will determine whether the Debentures are convertible pursuant to the foregoing trading price condition only after being requested to do so by us. We will have no obligations to make that request unless a holder of the Debentures provides us with reasonable evidence that the foregoing trading price condition has been satisfied. If a holder provides such evidence, we will instruct the conversion agent to determine the sale prices and conversion values for the applicable period.

We define “sale price” in the indenture to mean, on any date of the determination, the average of the secondary bid quotations per Debenture obtained by the conversion agent for $5.0 million aggregate principal amount of the Debentures at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided, that if at least three such bids cannot reasonably be obtained, but two such bids can reasonably be obtained, then the average of these two bids shall be used; provided, further, that if at least two such bids cannot reasonably be obtained, but one such bid can reasonably be obtained, this one bid shall be used. If the conversion agent cannot reasonably obtain at least one bid for $5.0 million aggregate principal amount of the Debentures from an independent nationally recognized securities dealer or, in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the Debentures, then the trading price of the Debentures will be deemed to be less than 96% of the conversion values for the Debentures during that period.

We define the “conversion value” of a Debenture in the indenture to mean the product of the closing price of our common stock on any date of determination multiplied by the conversion rate of the Debenture in effect on that date, which is the number of shares of our common stock into which the Debenture is convertible.

Conversion Upon a Ratings Downgrade

If at any time each of Moody’s and S&P has downgraded the credit ratings on the Debentures to or below Ba2 and BB+, respectively, then, so long as such downgrades are in effect, holders may surrender their Debentures for conversion into our common stock.

Conversion Upon Notice of Redemption

A holder may surrender for conversion a Debenture called for redemption at any time prior to close of business one business day prior to the redemption date, even if it is not otherwise convertible at such time. If a holder has already delivered a purchase notice or notice of its exercise of its option to require us to repurchase such holder’s Debentures upon the occurrence of a change in control (defined below) with respect to a Debenture, however, the holder may not surrender that Debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

Conversion Upon Specified Corporate Transactions

If we elect to distribute to all holders of our common stock:

•	certain rights or warrants entitling them to subscribe for or purchase, for a period expiring within 60 days, our common stock at less than the current market price (as defined in the indenture) on the record date for such issuance, or

•

cash, debt securities (or other evidence of indebtedness) or other assets (excluding dividends or distributions described in clauses (1) or (2) of the description below of adjustments to the conversion rate), which distribution, together with all other distributions within the preceding twelve months, has a per share value exceeding ten percent of the current market price of our common stock as of the trading day immediately preceding the declaration date for such distribution,

we must notify the holders of the Debentures at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their Debentures for conversion at any time until the earlier of the close of business on the business day prior to the ex-dividend date of our announcement that such distribution will not take place. No adjustment to the ability of the holders to convert will be made if the holders are entitled to participate in the distribution without conversion.

In addition, in the event that we are a party to a consolidation, merger, transfer or lease of all or substantially all of our assets, pursuant to which our common stock would be converted into cash, securities or other assets, the Debentures may be surrendered for conversion at any time from or after the date which is 15 days prior to the anticipated effective time of the transaction until 15 days after the actual date of such transaction. If the transaction also constitutes a “change in control,” the holder can require us to purchase all or a portion of its Debentures as described under “—Purchase of Debentures at Your Option upon a Change in Control.”

Conversion Procedures

Delivery of our common stock upon conversion in accordance with the terms of the Debentures will be deemed to satisfy our obligation to pay the principal amount of the Debentures, including any accrued and unpaid interest. Accrued interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion price to account for accrued interest or additional interest.

The right of the conversion attaching to any Debenture may be exercised (a) if such Debenture is represented by a global security, by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of the Depositary Trust Company (DTC), or (b) if such Debenture is represented by a certificated security, by delivery of such Debenture at the specified office of the conversion agent, accompanied, in ether case, by a duly signed and completed notice of conversion and appropriate endorsements and transfer documents if required by the conversion agent. The conversion date shall be the date on which the Debenture and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met. A holder delivering a Debenture for conversion will be required to pay any taxes or duties payable in respect of the issue or delivery of our common stock upon conversion in a name other than that of the holder.

A holder may convert fewer than all of such holder’s Debentures so long as the Debentures converted are in integral multiples of $1,000 principal amount. In lieu of issuing fractional shares of common stock upon conversion of Debentures, we will pay cash for the fractional amount based upon the closing price of the common stock on the last trading day prior to the date of conversion.

If a holder surrenders Debentures for conversion during the period after any interest record date and prior to the corresponding interest payment date, the holder must pay us the interest payable on those Debentures, unless they have been called for redemption on a redemption date within the period or on the interest payment date. If the Debentures are called for redemption or are subject to purchase following a change in control, your conversion rights on the Debentures called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, or such earlier date as the Debentures are presented for redemption for purchase, unless we default in the payment of the redemption price or purchase price, in which case your conversion right will terminate at the close of business on the date the default is cured and the Debentures are redeemed or purchased. If you have submitted your Debentures for purchase upon a change in control, you may only convert your Debentures if you withdraw your election in accordance with the indenture.

Conversion Rate Adjustments

The conversion rate will be adjusted if any of the following events occur, except that we will not make any adjustments to the conversion rate if holders of the Debentures participate in any of the transactions described below:

(1)	if we issue shares of our common stock as a dividend or distribution on our common stock, or if we effect a stock split or stock combination;

(2)	if we issue to all or substantially all holders of our common stock any rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase shares of our common stock, or securities convertible into shares of our common stock, at a price per share or a conversion price per share less than the closing price of our common stock on the business day immediately preceding the time of announcement of such issuance (provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration);

(3)	if we distribute shares of our capital stock, evidences of our indebtedness, an extraordinary cash dividend or other assets or property of ours to all or substantially all holders of our common stock, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (2) above;

•	regular cash dividends or distributions in cash referred to in clause (4) below; and

•	distributions of rights to all holders of common stock pursuant to our shareholder rights plan;

(4)	If we make regular cash dividends to all or substantially all holders of our common stock in excess of $0.15 per share in any semi-annual period, provided that for the purposes of this prospectus, “regular cash dividends” means the regular, fixed semi-annual cash dividends as declared by our Board of Directors as part of our dividend payment practice or stated cash dividend policy then in effect, whether publicly announced or not, and does not include any other dividends or distributions (such as any dividends designated by our board of directors as extraordinary, special or otherwise nonrecurring); and

(5)	if we or any of our subsidiaries purchase shares of our common stock pursuant to a tender offer.

The holders of Debentures will receive upon conversion of the Debentures into Reebok common stock, the rights under Reebok’s Rights Agreement or under any future rights agreement Reebok may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged. See “Description of Our Common Stock.”

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving Reebok; or

•	a sale or conveyance to another person of the property and assets of Reebok as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of Debentures will generally be entitled to convert their Debentures, subject to the conditions described above, into the same type of consideration received by common stock holders immediately prior to one of these types of events.

You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate.

We are permitted to increase the conversion rate of the Debentures by any amount for a period of at least 20 days if our Board of Directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. We may also increase the conversion rate to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

Redemption of Debentures at the Option of Reebok

No sinking fund is provided for the Debentures. Prior to May 1, 2009, we cannot redeem the Debentures at our option. Beginning on May 1, 2009, we may redeem the Debentures at our option, in whole at any time, or in part from time to time, for cash at a redemption price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest up to but not including the date of redemption and Liquidated Damages, if any. We will give not less than 15 days nor more than 60 days notice of redemption by mail to holders of Debentures.

If the redemption date is on or after an interest record date but on or prior to the related interest payment date, interest will be paid to the record holder on the relevant record date.

If we redeem less than all of the outstanding Debentures, the trustee shall select the Debentures to be redeemed on a pro rata basis in principal amounts of $1,000 or integral multiples of $1,000. If a portion of a holder’s Debentures is selected for partial redemption and the holder converts a portion of the Debentures, the converted portion shall be deemed to be the portion selected for redemption.

Purchase of Debentures at the Option of the Holder

On May 1, 2009, May 1, 2014 and May 1, 2019, each holder may require us to purchase any outstanding Debenture for which such holder has properly delivered and not withdrawn a written purchase notice, subject to certain additional conditions. Holders may submit their Debentures for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the fifth business day prior to the purchase date.

We will purchase each outstanding Debenture for which such holder has properly delivered and not withdrawn a written purchase notice at a purchase price equal to 100% of the principal amount of such Debenture, together with accrued and unpaid interest up to but not including the redemption date and Liquidated Damages, if any. If the purchase date is on or after an interest record date but on or prior to the related interest payment date, interest will be paid to the record holder on the relevant record date.

We are required to pay the purchase price in cash. Notwithstanding the foregoing, upon the occurrence of an Accounting Event, we may elect to pay the purchase price in cash or shares of our common stock valued at the market price or a combination thereof. See “—Election to Pay Purchase Price in Shares of Our Common Stock.” An “Accounting Event” shall be deemed to occur if: (A) the authoritative guidance promulgated by the Financial Accounting Standards Board, the SEC, or other national accounting standard setters permits the settlement of an issuer’s requirement to repurchase securities at the option of a holder thereof in shares of the issuer’s capital stock and expressly provides that shares issuable in satisfaction of such repurchase obligation shall not be taken into account for purposes of computing the issuer’s diluted earnings per share (unless and until such shares are actually issued), and such guidance remains in effect, or (B) we receive advice from a nationally recognized accounting firm that such settlement and accounting treatment are permitted.

For a discussion of the tax treatment of a holder of such a redemption, see “Certain United States Federal Income Tax Considerations—U.S. Holders—Sale, Exchange, Conversion or Redemption.”

Required Notices and Procedure

On a date not less than 20 business days prior to each purchase date, we will be required to give notice to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

•	the purchase price per $1,000 principal amount of Debentures;

•	if an Accounting Event has occurred, whether we will pay the purchase price for the Debentures in cash, common stock or any combination thereof, specifying the applicable percentages of each;

•	if an Accounting Event has occurred and we elect to pay in common stock, the method for calculating the market price of our common stock; and

•	the procedures that holders must follow to require us to purchase their Debentures.

Simultaneously with our notice of purchase, we will disseminate a press release containing this information through any two of the following three news services: Reuter’s Economic Services, Bloomberg Business News and Dow Jones & Company Inc. We will also publish this information on our Web site or through such other public medium as we may use at that time.

The purchase notice given by each holder electing to require us to purchase Debentures must be given so as to be received by the paying agent no later than the close of business on the fifth business day prior to the purchase date and must state:

•	the certificate numbers of the holder’s Debentures to be delivered for purchase;

•	the aggregate principal amount of Debentures to be purchased;

•	that the Debentures are to be purchased by us pursuant to the applicable provisions of the Debentures; and

•	if an Accounting Event has occurred and we elect, pursuant to the notice we are required to give, to pay any or all of the purchase price in shares of our common stock, but instead must pay the purchase price entirely in cash because one or more of the conditions to payment of any or all of the purchase price in our common stock (described below in “—Election to Pay Purchase Price in Shares of Our Common Stock”) is not satisfied prior to the close of business on the purchase date, whether such holder elects:

(1)	to withdraw the purchase notice as to some or all of the Debentures to which it relates, stating the principal amount and certificate numbers of the Debentures as to which such withdrawal shall relate; or

(2)	to receive cash in such event in respect of the entire purchase price for all Debentures or portions of Debentures subject to such purchase notice.

If the holder fails to indicate in the purchase notice and in any written notice of withdrawal, a choice with respect to the election described in this bullet point, the holder will be deemed to have elected to receive cash in respect of the entire purchase price for all Debentures subject to the purchase notice in these circumstances.

A holder may withdraw any purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

•	the certificate numbers of the Debentures being withdrawn;

•	the aggregate principal amount of the Debentures being withdrawn; and

•	the aggregate principal amount, if any, of the Debentures that remain subject to the purchase notice.

In connection with any purchase offer, we will:

•	comply in all material respects with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

•	file Schedule TO or any other required schedule under the Exchange Act.

Our obligation to pay the purchase price for a Debenture as to which a purchase notice has been delivered and not validly withdrawn is conditioned upon the holder delivering the Debenture, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will cause the purchase price for the Debenture to be paid promptly following the later of the purchase date or the time of delivery of the Debenture.

If the paying agent holds money or securities sufficient to pay the purchase price of the Debenture on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the Debenture will cease to be outstanding and interest on such Debenture will cease to accrue, whether or not the Debenture is delivered to the paying agent. After the Debenture ceases to be outstanding, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the Debenture.

The terms of our then-existing borrowing agreements may limit our ability to purchase Debentures with cash.

We may not purchase any Debentures at the option of holders if an event of default with respect to the Debentures, other than a default in the payment of the purchase price with respect to such Debentures, has occurred and is continuing.

Election to Pay Purchase Price in Shares of Our Common Stock

If an Accounting Event has occurred and we elect to pay the purchase price, in whole or in part, in shares of our common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the purchase price to be paid in shares of common stock divided by the market price.

We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver shares of common stock in payment, in whole or in part, of the purchase price.

The “market price” of our common stock on any purchase date means the average of the closing sale prices of our common stock for the five trading day period ending on the third business day (if the third business day prior to the applicable purchase date is a trading day or, if not, then on the last trading day immediately prior thereto) prior to such purchase date, appropriately adjusted to take into account the occurrence, during the period commencing on the first of such trading days during such five trading day period and ending on such purchase date, of certain events with respect to our common stock that would result in an adjustment of the conversion rate.

Because the market price of our common stock is determined prior to the applicable purchase date, holders of Debentures bear the market risk with respect to the value of our common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in our common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

Upon determination of the actual number of shares of our common stock issuable in accordance with the foregoing provisions, we will disseminate a press release containing this information through any two of the following three news services: Reuter’s Economic Services, Bloomberg Business News and Dow Jones &

Company Inc. We will also publish this information on our Web site or through such other public medium as we may use at that time.

Our right to purchase Debentures, in whole or in part, with shares of our common stock is subject to our satisfying various conditions, including:

•	the occurrence of an Accounting Event;

•	the listing of such shares of our common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on Nasdaq;

•	the registration of our common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities laws or the availability of an exemption from such qualification and registration.

If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the Debentures of such holder entirely in cash. We may not change the form or components or percentages of components of consideration to be paid for the Debentures once we have given the notice that we are required to give to holders of Debentures, except as described in the first sentence of this paragraph.

Change in Control Permits Purchase of Debentures by Reebok at the Option of the Holder

In the event of a “change in control,” as defined below, each holder will have the right subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder’s Debentures, in integral multiples of $1,000 principal amount. The purchase price for such Debenture will equal the aggregate principal amount of such Debenture plus the accrued interest to but excluding the date of purchase and Liquidated Damages, if any. We will be required to purchase the Debentures as of the date that is 45 business days after the occurrence of the change in control. We refer to this date in this prospectus as the “change in control purchase date.”

Within 30 days after a change in control occurs, we must mail a notice regarding the change in control to the trustee, to all holders of Debentures at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law. The notice must state, among other things:

•	the events causing a change in control;

•	the date of the change in control;

•	the last date on which a holder may exercise the purchase right;

•	the change in control purchase price;

•	the change in control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion price and any adjustments to the conversion price;

•	that Debentures with respect to which a change in control purchase notice has been given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise these rights.

To exercise this right, the holder must deliver a written notice to the paying agent so that it is received by the paying agent no later than the close of business on the fifth business day prior to the change in control purchase date. The purchase notice must state:

•	the certificate numbers of the Debentures to be delivered by the holder;

•	the portion of the aggregate principal amount of Debentures to be purchased; and

•	that we are to purchase such Debentures pursuant to the applicable provisions of the Debentures.

A holder may withdraw any change in control purchase notice by delivering a written notice of withdrawal to the paying agent so that it is received by the paying agent prior to the close of business on the change in control purchase date. The notice of withdrawal must state:

•	the certificate numbers of the Debentures being withdrawn;

•	the aggregate principal amount being withdrawn; and

•	the aggregate principal amount, if any, of the Debentures that remain subject to a change in control purchase notice.

Our obligation to pay the change in control purchase price for a Debenture for which a holder has delivered, and not validly withdrawn, a change in control purchase notice is conditioned upon delivery of the Debenture, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice. We will cause the change in control purchase price for such Debenture to be paid promptly following the later of the change in control purchase date or the time of delivery of such Debenture.

If the paying agent holds money sufficient to pay the change in control purchase price of the Debenture on the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, the Debenture will cease to be outstanding and interest on such Debenture will cease to accrue, whether or not the Debenture is delivered to the paying agent. After the Debenture has ceased to be outstanding, all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the Debenture.

Under the indenture, a “change in control” is deemed to have occurred at such time as:

•	any person, including our affiliates and associates, other than us, our subsidiaries or their employee benefit plans, files a Schedule 13D or Schedule TO, or any successor schedule, form or report under the Exchange Act, disclosing that such person has become the beneficial owner of greater than 50% of the voting power of our common stock or other capital stock into which our common stock is reclassified or changed, with certain exceptions; or

•	any share exchange, consolidation or merger is consummated pursuant to which our common stock would be converted into cash, securities or other property, in each case other than any share exchange, consolidation or merger of our company in which the holders of our common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

A change in control will not be deemed to have occurred if at least 90% of the total consideration paid or exchanged for our shares is in the form of common stock of the acquiror or successor entity which is traded on a national exchange.

The indenture does not permit our board of directors to waive its obligation to purchase Debentures at the option of holders in the event of a change in control.

In connection with any purchase offer in the event of a change in control, we will:

•	comply in all material respects with any provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	if required by applicable law, file Schedule TO or any other schedule under the Exchange Act.

The change in control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of our company. The change in control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate common stock;

•	to obtain control of our company by means of a merger, tender offer, solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

Instead, the change in control purchase feature is a standard term contained in other debentures. The terms of the change in control purchase feature resulted from our negotiations with the initial purchasers.

We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the Debentures but that would increase the amount of our or our subsidiaries’ outstanding indebtedness.

We may not purchase Debentures at the option of holders upon a change in control if an event of default with respect to the Debentures, other than a default in the payment of the change in control purchase price with respect to the Debentures, has occurred and is continuing.

Merger and Sale of Assets by Reebok

The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person; or the resulting, surviving or transferee person, if other than us, as the case may be, is organized and existing under the laws of:

(a)	the United States, any state thereof or the District of Columbia; or

(b)	any other country, if the merger, consolidation or other transaction would not impair the rights of holders;

•	the successor person assumes all of our obligations under the Debentures and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the Debentures and the indenture. Although the indenture permits these transactions, some of the transactions described above which occur on or prior to May 1, 2024 could constitute a change in control of our company and permit each holder to require us to purchase the Debentures of such holder as described above.

Events of Default

The following will be events of default for the Debentures:

•	default in payment of the principal amount, redemption price, purchase price or change in control purchase price with respect to any Debenture when such amount becomes due and payable;

•	default in our obligation to pay any interest on any Debenture when due and payable, and continuance of such default for a period of 30 days;

•	default in our obligation to convert any Debenture into shares of our common stock upon exercise of a holder’s conversion right and continuance of such default for 10 business days;

•	our failure to comply with any of our other agreements in the Debentures or the indenture upon our receipt of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount of the Debentures then outstanding and the failure to cure (or obtain a waiver of) such default within 90 days after receipt of such notice;

•	our default in the payment at final maturity, after the expiration of any applicable grace period, of principal of, or premium, if any, on indebtedness for money borrowed, other than non-recourse indebtedness, in the principal amount then outstanding of $25 million or more, or acceleration of any indebtedness in such principal amount so that it becomes due and payable prior to the date on which it would otherwise have become due and payable and such acceleration is not rescinded within 10 business days after notice to us in accordance with the indenture; and

•	certain events of bankruptcy, insolvency or reorganization affecting us.

If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding may declare the principal amount plus the interest on the Debentures accrued through the date of such declaration to be immediately due and payable. Additionally, in the event of a default, any securities in book-entry form only at DTC will be exchanged for certificated securities registered in the name of the beneficial owner or its nominee. In the case of certain events of bankruptcy or insolvency of our company, the principal amount plus the interest on the Debentures accrued through the occurrence of such event shall automatically become and be immediately due and payable.

Modification

We, together with the trustee, may enter into supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the Debentures with the consent of the holders of at least a majority in aggregate principal amount of the Debentures then outstanding. However, without the consent of each holder, no supplemental indenture may:

•	change the record or payment dates for interest payments, reduce the rate of interest on any Debenture or extend the time of payment;

•	extend the stated maturity of any Debenture;

•	reduce the principal amount, redemption price, purchase price or change in control purchase price with respect to any Debenture;

•	make any Debenture payable in money or securities other than that stated in the Debenture;

•	make any change that adversely affects the right of a holder to convert any Debenture;

•	make any change that adversely affects the right to require us to purchase a Debenture;

•	impair the right to convert, or receive payment with respect to, a Debenture, or right to institute suit for the enforcement of any payment with respect to, or conversion of, the Debentures; and

•	change the provisions in the indenture that relate to modifying or amending the indenture.

Without the consent of any holder of Debentures, we, together with the trustee, may enter into supplemental indentures for any of the following purposes:

•	to evidence our successor and the assumption by that successor of our obligations under the indenture and the Debentures;

•	to add to our covenants for the benefit of the holders of the Debentures or to surrender any right or power conferred upon us;

•	to secure our obligations in respect of the Debentures;

•	to make any changes or modifications to the indenture necessary in connection with the registration of the Debentures under the Securities Act and the qualification of the Debentures under the Trust Indenture Act as contemplated by the indenture;

•	to cure any ambiguity or inconsistency in the indenture.

No supplemental indenture entered into pursuant to the second, third, fourth or fifth bullets of the preceding paragraph may be entered into without the consent of the holders of a majority in aggregate principal amount of the Debentures, however, if such supplemental indenture may materially and adversely affect the interests of the holders of the Debentures.

The holders of a majority in aggregate principal amount of the outstanding Debentures may, on behalf of the holders of all Debentures:

•	waive our compliance with restrictive provisions of the indenture, as detailed in the indenture; and

•	waive any past default under the indenture and its consequences, except a default in the payment of interest, the principal amount, redemption price, purchase price or change in control purchase price or obligation to deliver common stock upon conversion with respect to any Debenture or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding Debenture affected.

Registration Rights

The registration statement of which this prospectus forms a part has been filed under the terms of the registration rights agreement which we entered into with the initial purchasers of the Debentures. In the registration rights agreement we agreed, for the benefits of the holders of the Debentures and the shares of common stock issuable upon conversion of the Debentures, which we refer to together as the Registrable Securities, that we would, at our expense:

•	file with the SEC a registration statement covering resale of the Debentures and of the shares of our common stock issuable upon conversion of the Debentures as soon as is practicable, but in any event within 90 days after the first date of original issuance of the Debentures;

•	use reasonable efforts to cause the shelf registration statement to become effective as promptly as practicable, but in any event within 210 days of such first date of original issuance; and

•	use reasonable efforts to keep a shelf registration statement effective until the earlier of (1) the sale pursuant to a shelf registration statement of all the securities registered thereunder and (2) the expiration of the holding period applicable to such securities held by persons that are not affiliates of us under Rule 144(k) under the Securities Act or any successor provision, subject to certain permitted exceptions.

We will be permitted to suspend the use of a prospectus that is part of a shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the Commission and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period.

We agree to pay predetermined liquidated damages as described herein (“Liquidated Damages”) to holders of Debentures and holders of our common stock if a shelf registration statement is not timely filed or made effective or if the prospectus is unavailable for the periods in excess of those permitted above. Such Liquidated Damages shall accrue until such failure to file or become effective or unavailability is cured,

(i)	in respect of each $1,000 principal amount of Debentures, at a rate per year equal to 0.25% for the first 90 day period after the occurrence of such event and 0.5% thereafter of such principal amount, plus accrued interest thereon to the date of determination, and

(ii)	in respect of any common stock issued upon conversion of each $1,000 principal amount of Debentures, at a rate per year equal to 0.25% for the first 90 day period and 0.5% thereafter of such principal amount, plus accrued interest to the date of determination divided by the conversion price.

So long as the failure to file or become effective or such unavailability continues, we will pay Liquidated Damages in cash on May 1 and November 1 of each year to the holder of record of the Debentures or common stock issuable in respect of the Debentures on the immediately preceding April 15 or October 15. When such registration default is cured, accrued and unpaid Liquidated Damages will be paid in cash to the record holder as of the date of such cure.

A holder who sells Debentures and our common stock issued in respect of the Debentures pursuant to a shelf registration statement generally will be required to be named as a selling shareholder in the related prospectus, deliver a prospectus to purchasers and be bound by certain provisions of the registration rights agreement that are applicable to such holder (including certain indemnification provisions). We will pay all expenses of a shelf registration statement, provide to each registered holder copies of such prospectus, notify each registered holder when a shelf registration statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Debentures and the common stock issued in respect of the Debentures.

We agreed in the registration rights agreement to give notice to all holders of the filing and effectiveness of a shelf registration statement by release made to Reuters Economic Services and Bloomberg Business News. No holder of the Registrable Securities is entitled to be named as a selling securityholder in this prospectus and no holder of Registrable Securities is entitled to use this prospectus for offers and resales of Registrable Securities at any time, unless the holder has returned a completed and signed selling securityholder notice and questionnaire to us.

Beneficial owners of Registrable Securities who have not returned a notice and questionnaire to us may receive another notice and questionnaire from us upon request. Upon receipt of a completed notice and questionnaire, together with such other information as we may reasonably request from a holder following the effectiveness of a shelf registration statement, we have agreed, as promptly as practicable, but in any event within five business days of such receipt, to file such supplements to the related prospectus as are necessary to include the Registrable Securities covered thereby (subject to our right to suspend the use of the prospectus as described above). However, to the extent that we are required to file an amendment to the shelf registration statement in order to include such Registrable Securities, we will file such an amendment no later than the first business day of the next calendar quarter that begins on or after 10 business days following the date we receive the completed notice and questionnaire. Any holder that does not complete and deliver a notice and questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell Registrable Securities pursuant to a shelf registration statement.

The summary herein of certain provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part.

Governing Law

The indenture and the Debentures are governed by, and will be construed in accordance with, the law of the State of New York.

Information Concerning the Trustee

U.S. Bank National Association is the trustee, registrar, paying agent and conversion agent.

Book-Entry System

The Debentures were only issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the Debentures for all purposes under the indenture. Owners of beneficial interests in the Debentures represented by the global securities will hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the Debentures, in accordance with the procedures and practices of DTC. Beneficial owners will not be holders and will not be entitled to any rights under the global securities or the indenture. We and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

The Debentures, represented by a global security, will be exchangeable for certificated securities with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days; or

•	a default under the indenture occurs and is continuing.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the agent, banks, trust companies, clearing corporation and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DESCRIPTION OF OUR COMMON STOCK

The following description is a summary of the terms of our common stock. This description is not complete and is subject to the applicable provisions of Massachusetts law and our Articles of Organization and By-laws. We have authorized 250,000,000 shares of common stock. As of October 20, 2004, there were 58,147,458 shares of common stock outstanding.

General

All outstanding shares of common stock are, and those issued upon conversion of the Debentures will be, validly issued, fully paid and nonassessable. As of October 20, 2004, there were 5,939 record holders of our common stock.

The transfer agent for our common stock is American Stock Transfer and Trust Company.

Voting Rights

Holders of common stock are entitled to one vote for each share held and have no preemptive or other rights to subscribe for additional shares. There are no cumulative voting rights, with the result that holders of more than 50% of the shares of common stock are able to elect 100% of the board of directors.

Dividends

Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefor. On September 3, 2003, we initiated payment of a semi-annual cash dividend of $0.15 per share on our common stock. While we currently intend to continue this semi-annual dividend policy, our payment of dividends in the future will be determined by our board of directors and will depend on business conditions, our financial condition and earnings and other factors.

Liquidation

On liquidation, dissolution or winding up of Reebok, the holders of our common stock are entitled to receive pro rata our net assets remaining after the payment of all creditors and liquidation preferences, if any.

Massachusetts Law and Certain Provisions of Our Restated Articles of Organization and By-laws

Our By-laws include a provision excluding us from the applicability of Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly-held Massachusetts corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the board of directors prior to becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or (iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An “interested stockholder” is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A “business combination” includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholders.

Massachusetts General Laws Chapter 156D, Section 8.06 (effective July 1, 2004) and its predecessor statute generally require that a publicly-held Massachusetts corporation have a classified board of directors consisting of three classes as nearly equal in size as possible, unless the corporation elects to opt out of the statute’s coverage.

As of our 2004 meeting, we agreed to exempt Reebok this requirement and to declassify our board of directors over a period of the next three years. Each of our directors up for re-election at our 2004 annual meeting was elected for a single year term. As the terms of each class expire, we will elect successors for a term of one year, and, beginning with the 2006 annual meeting, our board of directors will consist of one class of directors that will be elected annually.

Our By-laws include a provision excluding us from the applicability of Massachusetts General Laws Chapter 110D, entitled “Regulation of Control Share Acquisitions.” In general, this statute provides that any stockholder of a corporation subject to this statute who acquires 20% or more of the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. The board of directors may amend our By-laws at any time to subject us to this statute prospectively.

Our Restated Articles of Organization, as amended, provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, authorized a loan of any of our assets to one of our officers or directors which is not repaid or derived an improper personal benefit from their action as directors. This provision does not eliminate director liability under federal securities laws or preclude non-monetary relief under state law. In addition, our By-laws provide that we may indemnify our directors and officers against all liabilities and expenses incurred in connection with service for us or on our behalf.

Rights Plan

On June 14, 1990, we declared a dividend of one common stock purchase right (a “Right”) for every outstanding share of our common stock. The Rights were distributed on June 29, 1990 to stockholders of record as of the close of business on that date. The terms of the Rights are set forth in a common stock Rights Agreement (the “Rights Agreement”) between Reebok and American Stock Transfer & Trust Company, as successor Rights Agent to The First National Bank of Boston (the “Rights Agent”). The Rights Agreement provides for the issuance of one Right for every share of common stock issued and outstanding on June 29, 1990 and for each share of common stock which is issued after that date and prior to the “Distribution Date” (as defined below).

Each Right entitles the holder to purchase from us one share of common stock at a price of $60 per share, subject to adjustment. The Rights will expire on June 14, 2010 (the “Expiration Date”), or the earlier redemption or exchange of the Rights, and are not exercisable until the Distribution Date.

Under the Rights Agreement, a Committee which consists of independent directors will review and evaluate the Rights Agreement at least once every three years to consider whether its maintenance continues to be in our best interests and the best interests of our stockholders and any of our other constituencies.

The Distribution Date will occur on the earlier of (i) the 10th business day following the later of the date of the first public announcement that a person, including affiliates or associates of such person (an “Acquiring Person”), except as described below, has acquired or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of common stock or the date on which one of our executive officers has actual knowledge that an Acquiring Person became such (the “Stock Acquisition Date”) or (ii) the 10th business day following commencement of a tender offer or exchange offer that would result in any Person or its affiliates and associates owning 15% or more of our outstanding common stock or (iii) such later date on or after such commencement date as may be determined by a majority of the Directors then in office. In such event, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of our common stock as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

As long as the Rights are attached to the common stock, we will issue one Right with each newly issued share of common stock which may be issued pursuant to employee benefit plans, and may issue one Right with each newly issued share of common stock otherwise issued by us, so that all shares of common stock outstanding on the Distribution Date will have attached Rights.

If at any time after the Stock Acquisition Date, we are acquired in a merger or other business combination, or more than 50% of our assets or earnings power are sold, each holder of a Right will have the right to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. Also, in the event that any person or group of affiliated or associated persons (other than our company and our affiliates) shall become an Acquiring Person, each holder of a Right will have the right to receive shares of our common stock (or, in certain circumstances, cash, property or other securities of our company) having a market value of two times the exercise price of the Right. Following the occurrence of any of the events described in this paragraph (as defined in the Rights Agreement, a “Common Stock Event”), any Rights that are, (or under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or any affiliates, associates, or transferees of any Acquiring Person) shall immediately become null and void.

Our board of directors may, at its option, at any time after any person becomes an Acquiring Person, exchange all or part of the then outstanding and exercisable Rights for shares of common stock at an exchange ratio of one share of common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the Declaration Date (such exchange ratio being hereinafter referred to as the “Exchange Ratio”). The board of directors, however, may not effect an exchange at any time after any person (other than us, any of our subsidiaries, any of our or our subsidiaries’ employee benefit plans, or any entity holding our common stock for or pursuant to the terms of any such plan), together with all affiliates or associates of such person, becomes the Beneficial Owner of 50% or more of our common stock then outstanding. Immediately upon the action of the board of directors ordering the exchange of any Rights and without any further action or notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of common stock equal to the number of such Rights held by the holder multiplied by the Exchange Ratio. Any such actions by the board of directors shall be by a majority of the directors then in office.

At any time prior to the earlier of the Distribution Date or Expiration Date, we, by a majority vote of the directors then in office, may redeem all but not less than all of the Rights at a redemption price of $.01 per Right (the “Redemption Price”), as described in the Rights Agreement. Immediately upon the action of the board of directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of our company, including, without limitation, the right to vote or to receive dividends.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is intended to be a general summary of the material United States federal income tax consequences of the ownership and disposition of Debentures and common stock into which the Debentures have been converted. Due to the complexity of the tax laws of the United States and other taxing jurisdictions, the uncertainty, in some instances, as to the manner in which such laws apply to holders, and possible changes in law, it is particularly important that each holder consult with its own tax advisor regarding the tax treatment of the ownership and disposition of Debentures and common stock into which the Debentures have been converted under the laws of any federal, state, local or other taxing jurisdiction.

This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (“IRS”) will not challenge one or more of the conclusions described herein, and the Company has not obtained, nor does the Company intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of acquiring or holding Debentures or common stock. Moreover, this summary deals only with purchasers who hold Debentures or common stock into which Debentures have been converted as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, S corporations, regulated investment companies, tax exempt investors, dealers in securities and currencies, certain former U.S. citizens or residents, persons holding Debentures as a position in a “straddle,” “hedge,” “conversion transaction,” “constructive sale” or other integrated transaction for tax purposes or U.S. holders, as defined below, whose functional currency is not the U.S. dollar. Further, this discussion does not address the consequences under United States alternative minimum tax rules, United States federal estate or gift tax laws (except as specifically described below with respect to non-U.S. holders), the laws of any U.S. state or locality, or any foreign tax laws.

Prospective purchasers of the Debentures are urged to consult their own tax advisors concerning the consequences, in their particular circumstances, of ownership and disposition of the Debentures, and common stock into which the Debentures have been converted, under the United States federal tax laws and the laws of any relevant state, local or non-United States taxing jurisdiction.

As used herein, the term “U.S. holder” means a beneficial owner of Debentures or common stock into which Debentures have been converted that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income tax regardless of its source; or

•	a trust if, in general, a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions.

As used herein, the term “non-U.S. holder” means a beneficial owner of Debentures or common stock into which Debentures have been converted that is not a U.S. holder and is not a partnership for United States federal income tax purposes.

If a partnership, including for this purpose any entity treated as a partnership for United States tax purposes, is a beneficial owner of Debentures or common stock into which Debentures have been converted, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of Debentures that is a partnership, and partners in such a partnership, should consult their tax advisors about the United States federal income tax consequences of holding and disposing of Debentures and common stock into which Debentures have been converted.

Classification of the Debentures

Pursuant to the terms of the indenture, we and each holder of the Debentures agree to treat the Debentures for United States federal income tax purposes as indebtedness that is subject to the regulations governing contingent payment debt instruments (“CPDI regulations”) and to be bound by our application of those regulations to the Debentures, including our determination of the rate at which interest will be deemed to accrue on the Debentures for United States federal income tax purposes. The remainder of this discussion assumes that the Debentures will be treated in accordance with that agreement and our determinations. The IRS has issued a revenue ruling with respect to convertible instruments having contingent payments similar in some respects to the Debentures. Notwithstanding the issuance of the revenue ruling, the proper United States federal income tax treatment of a holder of a Debenture is uncertain in various respects, and no assurance can be given that the IRS will not assert that the Debentures should be treated differently. Such treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in Debentures. In particular, it might be determined that a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should have recognized capital gain upon a taxable disposition of its Debenture.

U.S. Holders

Accrual of Interest on the Debentures

Under the rules governing contingent payment debt obligations, a United States person generally will be required to accrue interest income on the Debentures, in the amounts described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. Accordingly, U.S. holders will likely be required to include interest in taxable income in each year in excess of the accruals on the Debentures and in excess of any interest payments actually received in that year.

The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the Debentures that equals:

(1)	the product of (i) the adjusted issue price (as defined below) of the Debentures as of the beginning of the accrual period; and (ii) the comparable yield (as defined below) of the Debentures, adjusted for the length of the accrual period;

(2)	divided by the number of days in the accrual period; and

(3)	multiplied by the number of days during the accrual period that the U.S. holder held the Debentures.

A Debenture’s issue price is the first price at which a substantial amount of the Debentures is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a Debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of any noncontingent payments and the amount of any contingent payments projected to have been previously made with respect to the Debentures.

Under the rules governing contingent payment debt obligations, we are required to establish the “comparable yield,” and we have determined that the comparable yield for the Debentures is the applicable federal rate (based on the overall maturity of the Debentures). Accordingly, we have determined the comparable yield to be 4.61% compounded semiannually.

We are required to provide to U.S. holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments on the Debentures. This schedule must produce the comparable yield. The projected payment schedule for the Debentures includes estimates for payments of interest and an estimate for a payment at maturity taking into account the conversion feature. U.S. holders may obtain the projected payment schedule by submitting a written request for such information to: Reebok International Ltd., 1895 J.W. Foster Boulevard, Canton, Massachusetts 02021, Attention: Office of Investor Relations.

For United States federal income tax purposes, each U.S. holder has agreed to use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the Debentures.

THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY OTHER PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER’S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE WITH RESPECT TO THE DEBENTURES.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Debentures

If, during any taxable year, a U.S. holder receives actual payments with respect to the Debentures for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. holder will incur a “net positive adjustment” under the CPDI regulations equal to the amount of such excess. This “net positive adjustment” will be treated as additional interest income for the taxable year. For this purpose, the payments in a taxable year include the fair market value of property received in that year.

If a U.S. holder receives in a taxable year actual payments with respect to the Debentures for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. holder will incur a “net negative adjustment” under the CPDI regulations equal to the amount of such deficit. This “net negative adjustment” will (a) reduce the U.S. holder’s interest income on the Debentures for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. holder’s interest income on the Debentures during the prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

Purchase for Premium or Discount

If a U.S. holder purchases a Debenture at a premium or discount to the Debenture’s adjusted issue price at the time of purchase, the U.S. holder must reasonably allocate any difference between the adjusted issue price of the Debenture at the time of the purchase and the price paid by the U.S. holder to daily portions of interest or projected payments over the remaining term of the Debenture. If the price paid by the U.S. holder is less than the adjusted issue price at the time of purchase, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a positive adjustment on the date the daily portion accrues or the payment is made. If the price paid by the U.S. holder is greater than the adjusted issue price at the time of purchase, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a negative adjustment on the date the daily portion accrues or the payment is made. U.S. holders should consult their own tax advisors concerning the operation of these rules and the allocation of the premium or discount.

Sales, Exchange, Conversion or Redemption

Generally, the sale or exchange of a Debenture, or the redemption of a Debenture for cash, will result in taxable gain or loss to a U.S. holder. In addition, as described above, our calculation of the comparable yield and the schedule of projected payments for the Debentures includes the receipt of common stock upon conversion as a contingent payment with respect to the Debentures. Accordingly, we intend to treat the receipt of our common stock by a U.S. holder upon the conversion of a Debenture or, upon the redemption of a Debenture at the option of the holder where we elect to pay the redemption price in shares of our common stock, as a contingent payment under the CPDI regulations. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, such a conversion or redemption will also result in taxable gain or loss to the U.S. holder. The amount of gain or loss on a taxable sale, exchange, conversion, redemption or other disposition will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any of our common stock received, and (b) the U.S. holder’s adjusted tax basis in the Debenture. A U.S. holder’s adjusted tax basis in a Debenture will generally be equal to the U.S. holder’s original purchase price for the Debenture, increased by any interest income previously accrued by the U.S. holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments projected to have been previously made on the Debentures to the U.S. holder. Gain recognized upon a sale, exchange, conversion, redemption or other disposition of a Debenture will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the Debenture is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations. All holders should consult their tax advisors regarding the treatment of capital losses.

A U.S. holder’s tax basis in our common stock received upon a conversion of a Debenture will equal the then current fair market value of such common stock. The U.S. holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

Dividends on Common Stock

If a U.S. holder converts Debentures into common stock, in general, distributions on the common stock that are paid out of our current or accumulated earnings and profits, as defined for United States federal income tax purposes, will constitute dividends and will be includible in income by a holder and taxable as ordinary income when received or accrued, in accordance with that holder’s method of accounting for United States federal income tax purposes. Certain holders (including U.S. individuals) may qualify for preferential rates of U.S. federal income taxation in respect of dividend income distributed in taxable years beginning on or before December 31, 2008. U.S. corporations may be eligible for a dividends-received deduction with respect to dividend income. Constructive dividends on the Debentures (described below) are not eligible for these preferential rates and are likely not eligible for the dividends-received deduction. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of the U.S. holder’s investment, up to the holder’s basis in the common stock. Any remaining excess will be treated as capital gain.

Constructive Dividends

The conversion rate of the Debentures is subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury Regulations issued thereunder, an adjustment in the conversion rate, or the failure to make such an adjustment, may under particular circumstances be treated as a constructive taxable dividend to U.S. holders of our Debentures or common stock to the extent of our current or accumulated earnings and profits. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the proportionate interest of a U.S. holder of Debentures in our earnings and profits generally should not result in a constructive distribution where the adjustment does not compensate the U.S. holder of Debentures for taxable distributions to our stockholders. However, in other circumstances, adjustments (or the failure to make adjustments) may result in a constructive distribution to U.S. holders of Debentures or common stock, taxable to the holders even though they did not receive any cash or property. For example, if at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the Debentures, the conversion rate of the Debentures is increased, such increase may be deemed to be the payment of a taxable dividend to holders of the Debentures. Conversely, if an event occurs that dilutes the interests of holders of our Debentures and the conversion rate is not adjusted, the resulting increase in the proportionate interests of holders of common stock could be treated as a taxable stock dividend to the holders of our common stock.

Backup Withholding and Information Reporting

Non-exempt U.S. holders may be subject to information reporting with respect to certain “reportable payments,” including accruals and payments of principal and interest on Debentures, dividends on common stock and the proceeds of the sale or other disposition of the Debentures or common stock. Non-exempt U.S. holders that are subject to information reporting and that do not provide appropriate information when requested may be subject to backup withholding. U.S. holders should consult their tax advisors regarding the applicability of backup withholding.

We will report to the U.S. holders of Debentures and common stock and to the IRS the amount of any “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Special Rules Applicable to Non-U.S. Holders

Although the following discussion applies specifically to non-U.S. holders, it is not exhaustive. The discussion preceding this section, to the extent it addresses the recognition of income, gain or loss with respect to the Debentures and common stock into which the Debentures have been converted, the adjusted issue price of the Debentures and the adjusted tax basis of the Debentures and common stock into which the Debentures have been converted, also applies to non-U.S. holders. Non-U.S. holders should consult their own tax advisors concerning the applicability of the United States federal tax laws and the laws of any relevant state, local or non-United States taxing jurisdiction.

Payments on the Debenture

Generally, payments and accruals of interest on the Debentures, including interest payments, a payment in common stock, cash, or a combination of stock and cash pursuant to a conversion or redemption at the option of the holder, and any gain realized upon the sale, exchange, redemption, retirement or other disposition of a Debenture, to non-U.S. holders are subject to a United States withholding tax at a rate of 30%, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax and the recipient of the interest payments complies with all certification requirements necessary to qualify for the treaty benefit. However, payments and accruals of interest income on the Debentures, including interest payments, a payment in common stock, cash, or a combination of stock and cash pursuant to a conversion or redemption at the option of the holder, and any gain realized upon the sale, exchange, redemption, retirement or other disposition of a Debenture to a non-U.S. holder, that is not effectively connected with a United States trade or business will not be subject to a United States withholding tax under the “portfolio interest exemption” provided that:

•	the non-U.S. holder does not actually or constructively own (pursuant to the conversion feature of the Debentures or otherwise) 10% or more of the combined voting power of all of our classes of stock entitled to vote;

•	the non-U.S. holder is not a “controlled foreign corporation” related to us actually or constructively through stock ownership;

•	the non-U.S. holder is not a bank which acquired the Debentures in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	in the case of gain realized on the sale, exchange, conversion or redemption of the Debentures, we are not, and have not been at any time within the shorter of the five-year period preceding such sale or other disposition and the period the non-U.S. holder held the Debenture, a “United States real property holding corporation” within the meaning of Section 897 of the Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code and do not expect that we will become one in the future.

The portfolio interest exemption and several of the special rules for non-U.S. holders described below apply only if the non-U.S. holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us, or our paying agent. If a non- U.S. holder holds the Debenture through a financial institution or other agent acting on the holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent. The agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to foreign partnerships and certain other pass-through entities, the certification requirements will generally apply to the partners or other interest holders rather than the partnership or other pass-through entity.

We may be required to report annually to the IRS and to each non-U.S. holder the amount of interest paid to, and the tax withheld, if any, with respect to, each non-U.S. holder.

Except to the extent that an applicable treaty otherwise provides, generally a non-U.S. holder will be taxed in the same manner as a U.S. holder with respect to interest if the interest income is effectively connected with the non-U.S. holder’s conduct of a United States trade or business. A corporate non-U.S. holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if the non-U.S. holder delivers proper certification to the payor.

Sale or Exchange of Common Stock

In general, a non-U.S. holder will not be subject to United States federal income or withholding tax with respect to gain upon the sale, exchange or other disposition of common stock, unless:

•	the income or gain is “U.S. trade or business income,” which means income or gain that is effectively connected with the conduct by the non-U.S. holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States;

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	we are, or have been at any time within the shorter of the five-year period preceding such sale or other disposition and the period the non-U.S. holder held the Debenture, a “United States real property holding corporation” within the meaning of Section 897 of the Code. We do not believe that we are currently a “United States real property holding corporation” within the meaning of Section 897 of the Code and do not expect that we will become one in the future.

U.S. trade or business income of a non-U.S. holder will generally be subject to regular United States income tax in the same manner as if it were realized by a U.S. holder. Non-U.S. holders that realize U.S. trade or business income with respect to the Debentures or common stock should consult their tax advisers as to the treatment of such income or gain. In addition, U.S. trade or business income of a non-U.S. holder that is a non- U.S. corporation may be subject to a branch profits tax at a rate of 30%, or such lower rate provided by an applicable income tax treaty.

Dividends

A non-U.S. holder of our common stock will generally be subject to United States federal withholding tax at a 30% rate (or lower rate provided under any applicable income tax treaty) on distributions by us with respect to our common stock that are treated as dividends paid (and on dividends deemed paid on the Debentures or common stock, as described above under “Constructive Dividends”). Except to the extent that an applicable tax treaty otherwise provides, generally a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States, and a corporate non-U.S. holder may also be subject to a United States branch profits tax at a 30% rate or such lower rate as may be specified in an applicable income tax treaty.

Death of a Non-U.S. Holder

An individual who is not a citizen or resident of the United States and who holds a Debenture at the time of death will not be required to include the Debenture in the individual’s gross estate for United States estate tax purposes, provided that interest payments with respect to such Debenture would have qualified for the portfolio interest exemption described above. However, if such an individual holds our common stock, actually or beneficially, at the time of the individual’s death (or previously transferred the common stock subject to certain retained rights or powers), the common stock will be included in the individual’s gross estate and may be subject to United States federal estate tax unless otherwise provided by an applicable estate tax treaty.

Backup Withholding and Information Reporting

Generally, information reporting and backup withholding do not apply to payments that are subject to the 30% withholding tax on dividends or interest paid to non-U.S. holders, or to interest or dividends that are exempt from that tax by application of a tax treaty or special exception. Also, generally, if payments are made to a non-U.S. holder by a broker upon a sale of Debentures or common stock, the payments will not be subject to information reporting or backup withholding. In order to avoid backup withholding, a non-U.S. holder may be required to certify the holder’s foreign status. Non-U.S. holders of Debentures or common stock should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining any available exemption.

THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. THE PROPER TAX TREATMENT OF A HOLDER OF DEBENTURES IS UNCERTAIN IN VARIOUS RESPECTS. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE DEBENTURES AND SHARES OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

We originally issued the Debentures in a private placement in April 2004. The Debentures were resold by the initial purchasers to qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders, including, to the extent permitted, their transferees, pledgees or donees or their successors, may offer and sell the Debentures and the common stock issuable upon conversion of the Debentures pursuant to this prospectus.

The following table sets forth information as of November 11, 2004 about the principal amount of Debentures and the underlying common stock beneficially owned by each selling securityholder that may be offered using this prospectus. We have prepared this table using information furnished to us by DTC and/or by or on behalf of the selling securityholders. The selling securityholders identified below may have sold, transferred or disposed of all or a portion of their Debentures since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act without having notified us of such sale, transfer or disposition.

A selling securityholder may offer and sell all or some portion of the Debentures and underlying common stock beneficially owned by such selling securityholder using this prospectus. Although we have presented the post-offering information below assuming that each selling securityholder has sold all of the Debentures or underlying common stock beneficially owned by such selling securityholder, we cannot estimate the amount of Debentures or underlying common stock that will be held by each selling securityholder upon termination of sales pursuant to this prospectus.

Unless otherwise described below, to our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

	Beneficial Ownership Before the Offering		Common Stock Beneficially Owned After the Offering(3)
Name(1)	Principal Amount of Debentures That May Be Sold	Shares of Common Stock That May Be Sold Upon Conversion of Debentures(2)	Number of Shares	Percentage of Common Stock Outstanding
Alexian Brothers Medical Center	$125,000	2,438	—	—
Allstate Insurance Company (4)	$8,500,000	165,823	—	—
Aloha Airlines Non-Pilots Pension Trust	$75,000	1,463	—	—
Aloha Pilots Retirement Trust	$40,000	780	—	—
American Fidelity Assurance Company	$1,000,000	19,508	—	—
American Investors Life Insurance Company	$300,000	5,852	—	—
AmerUs Life Insurance Company	$5,000,000	97,543	—	—
Aristeia International Limited	$8,200,000	159,970	—	—
Aristeia Trading LLC	$1,800,000	35,115	—	—
Associated Electric & Gas Insurance Services Limited	$500,000	9,754	—	—
Attorney’s Title Insurance Company	$105,000	2,048	—	—
Aventis Pension Master Trust	$345,000	6,730	—	—
Aviva Life Insurance Co.	$1,300,000	25,361	—	—
Bancroft Convertible Fund, Inc.	$1,000,000	19,508	—	—
Bank Austria Cayman Islands, Ltd.	$2,000,000	39,017	—	—
Bankers Life Insurance Company of New York	$100,000	1,950	—	—
Bear, Stearns & Co. Inc.	$2,500,000	48,771	—	—
Black Diamond Offshore Ltd.	$1,516,000	29,575	—	—
Boilermakers—Blacksmith Pension Trust	$2,225,000	43,406	—	—

	Beneficial Ownership Before the Offering		Common Stock Beneficially Owned After the Offering(3)
Name(1)	Principal Amount of Debentures That May Be Sold	Shares of Common Stock That May Be Sold Upon Conversion of Debentures(2)	Number of Shares	Percentage of Common Stock Outstanding
C & H Sugar Company Inc.	$90,000	1,755	—	—
CALAMOS Convertible Fund—CALAMOS Investment Trust	$13,600,000	265,316	—	—
CEMEX Pension Plan	$160,000	3,121	—	—
CGNU Life Fund	$800,000	15,606	—	—
Citigroup Global Markets Inc.	$9,250,000	180,454	—	—
City of Birmingham Retirement & Relief System	$1,550,000	30,238	—	—
CODA Capital Management, LLC	$800,000	15,606	—	—
CODA Capital ND Portfolio	$200,000	3,901	—	—
CODA-KHPE Convertible Portfolio	$600,000	11,705	—	—
Commercial Union Life Fund	$1,000,000	19,508	—	—
Continental Assurance Company on Behalf of Its Separate Account (E)	$300,000	5,852	—	—
Continental Casualty Company	$2,700,000	52,673	—	—
Credit Suisse First Boston Europe Ltd.	$16,500,000	321,891	—	—
Credit Suisse First Boston LLC (5)	$10,074,000	196,529	—	—
D.E. Shaw Investment Group, L.L.C.	$400,000	7,803	—	—
D.E. Shaw Valence Portfolios, L.L.C.	$2,100,000	40,968	—	—
Delta Airlines Master Trust	$1,300,000	25,361	—	—
Delta Pilots Disability and Survivorship Trust	$475,000	9,266	—	—
Deutsche Bank Securities Inc.	$4,200,000	81,936	—	—
Dodeca Fund L.P.	$1,540,000	30,043	—	—
Double Black Diamond Offshore LDC	$8,238,000	160,711	5,290	*
Dorinco Reinsurance Company	$975,00	19,020	—	—
Duke Endowment	$335,000	6,535	—	—
Durango Investments L.P.	$1,500,000	29,262	—	—
EB Convertible Securities Fund	$37,000	721	—	—
Ellsworth Convertible Growth and Income Fund, Inc.	$1,000,000	19,508	—	—
Fore Convertible Master Fund, Ltd.	$4,326,000	84,394	—	—
Fore Plan Asset Fund, Ltd.	$433,000	8,447	—	—
FrontPoint Convertible Arbitrage Fund, L.P.	$2,000,000	39,017	—	—
Gartmore Convertible Fund	$600,000	11,705	—	—
Genesee County Employees’ Retirement System	$765,000	14,924	—	—

	Beneficial Ownership Before the Offering		Common Stock Beneficially Owned After the Offering(3)
Name(1)	Principal Amount of Debentures That May Be Sold	Shares of Common Stock That May Be Sold Upon Conversion of Debentures(2)	Number of Shares	Percentage of Common Stock Outstanding
Greek Catholic Union of the USA	$185,000	3,609	—	—
Guggenheim Portfolio Co. XV, LLC	$2,500,000	48,771	—	—
Guggenheim Portfolio Company VIII (Cayman) Ltd.	$757,000	14,768	—	—
Hawaiian Airlines Employees Pension Plan—IAM	$25,000	487	—	—
Hawaiian Airlines Pension Plan for Salaried Employees	$5,000	97	—	—
Hawaiian Airlines Pilots Retirement Plan	$70,000	1,365	—	—
HealthNow New York, Inc.	$330,000	6,437	—	—
HFR CA Select Fund	$1,000,000	19,508	—	—
Highbridge International LLC	$20,000,000	390,172	—	—
Huntrise Capital Leveraged Partners, LLC	$50,000	975	180	*
Indianapolis Life Insurance Company	$8,500,000	165,823	—	—
Inflective Convertible Opportunity Fund I, L.P.	$750,000	14,631	—	—
Inflective Convertible Opportunity Fund I, Limited	$50,000	975	170	*
ING Convertible Fund	$1,950,000	38,041	—	—
ING VP Convertible Portfolio	$50,000	975	—	—
Institutional Benchmarks Master Fund, Ltd.	$1,500,000	29,262	—	—
Jackson County Employees’ Retirement System	$225,000	4,389	—	—
James Mellor Trust	$50,000	975	—	—
KBC Financial Products USA Inc.	$2,800,000	54,624	—	—
Kettering Medical Center Funded Depreciation Account	$115,000	2,243	—	—
Knoxville Utilities Board Retirement System	$145,000	2,828	—	—
LDG Limited	$455,000	8,876	—	—
Lexington Vantage Fund c/o TQA Investors, L.L.C.	$101,000	1,970	—	—
Louisiana Workers’ Compensation Corporation	$430,000	8,388	—	—
Lyxor/Inflective Convertible Opportunity Fund Limited	$350,000	6,828	1,600	*
Lyxor/Quest Fund Ltd.	$1,400,000	27,312	—	—
Macomb County Employees’ Retirement System	$365,000	7,120	—	—
Man Mac I Ltd.	$1,484,000	28,950	—	—
MFS Mid Cap Value Fund EQT, a Series of MFS Series Trust XI	$2,000,000	39,017	—	—
MFS Total Return Series, a Series of MFS Variable Insurance Trust	$1,500,000	29,262	—	—
Nations Convertible Securities Fund	$5,963,000	116,329	—	—
NMIC Gartmore/Coda Convertible Portfolio	$2,500,000	48,771	—	—
Nomura Securities International Inc.	$7,000,000	136,560	80,346	*
NORCAL Mutual Insurance Company	$760,000	14,826	—	—
Norwich Union Life & Pensions	$1,400,000	27,312	—	—
Nuveen Preferred & Convertible Fund JQC	$6,025,000	117,539	—	—
Nuveen Preferred & Convertible Income Fund JPC	$4,575,000	89,251	—	—
Oppenheimer Convertible Securities Fund	$4,000,000	78,034	—	—
Physicians’ Reciprocal Insurers Account #7	$3,100,000	60,476	—	—

	Beneficial Ownership Before the Offering		Common Stock Beneficially Owned After the Offering(3)
Name(1)	Principal Amount of Debentures That May Be Sold	Shares of Common Stock That May Be Sold Upon Conversion of Debentures(2)	Number of Shares	Percentage of Common Stock Outstanding
Port Authority of Allegheny County Consolidated Trust Fund	$115,000	2,243	—	—
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	$745,000	14,533	—	—
Prisma Foundation	$180,000	3,511	—	—
Privilege Portfolio Sicav	$4,000,000	78,034	—	—
Quest Global Convertible Master Fund Ltd.	$600,000	11,705	—	—
Ramius Capital Group	$1,000,000	19,508	—	—
Ramius Master Fund, Ltd.	$2,250,000	43,894	—	—
RCG Baldwin, LP	$1,000,000	19,508	—	—
RCG Halifax Master Fund, Ltd.	$750,000	14,631	—	—
RCG Latitude Master Fund, Ltd.	$7,500,000	146,314	—	—
Salomon Brothers Asset Management, Inc.	$10,375,000	202,401	—	—
San Diego County Employee Retirement Association	$2,500,000	48,771	—	—
Southern Farm Bureau Life Insurance Company (6)	$2,210,000	43,114	—	—
Sphinx Fund c/o TQA Investors, L.L.C.	$310,000	6,047	—	—
SPT	$2,100,000	40,968	—	—
State of Florida Division of Treasury	$1,575,000	30,726	—	—
State of Oregon/SAIF Corporation	$1,775,000	34,627	—	—
Teachers Insurance and Annuity Association of America	$10,000,000	195,086	—	—
The Cockrell Foundation	$85,000	1,658	—	—
The Dow Chemical Company Employees’ Retirement Plan	$2,550,000	49,746	—	—
The Drake Offshore Master Fund, Ltd.	$2,500,000	48,771	—	—
The Fondren Foundation	$135,000	2,633	—	—
TQA Master Fund Ltd.	$4,447,000	86,754	—	—
TQA Master Plus Fund Ltd.	$6,945,000	135,487	—	—
U.S. Bank f/b/o Benedictine Health Systems	$125,000	2,438	—	—
UBS AG Credit Derivative	$4,000,000	78,034	—	—
UBS AG London Branch	$8,000,000	156,068	—	—
UBS Securities LLC	$8,435,000	164,555	28,951	*
Union Carbide Retirement Account	$1,400,000	27,312	—	—
Univar USA Inc. Retirement Plan	$400,000	7,803	—	—
Universal Investment Resellschaft MBH, Ref. Aventis	$1,000,000	19,508	—	—
White River Securities L.L.C.	$2,500,000	48,771	—	—
Worldwide Transactions Ltd.	$246,000	4,799	—	—
Xavex—Convertible Arbitrage 7 Fund c/o TQA Investors, L.L.C.	$1,305,000	25,458	—	—
Xavex Convertible Arbitrage 5 Fund	$2,000,000	39,017	—	—
Zazove Convertible Arbitrage Fund, L.P.	$5,500,000	107,297	—	—

	Beneficial Ownership Before the Offering		Common Stock Beneficially Owned After the Offering(3)
Name(1)	Principal Amount of Debentures That May Be Sold	Shares of Common Stock That May Be Sold Upon Conversion of Debentures(2)	Number of Shares	Percentage of Common Stock Outstanding
Zazove Hedged Convertible Fund, L.P.	$4,000,000	78,034	—	—
Zazove Income Fund, L.P.	$1,500,000	29,262	—	—
Zurich Institutional Benchmarks Master Fund, Ltd. c/o TQA Investors, L.L.C.	$937,000	18,279	—	—
Unknown (7)	$34,061,000	664,482	—	—

Total	$350,000,000	6,828,010	116,537	*

*	Less than 1%, calculated based on the total number of shares of our common stock outstanding as of October 20, 2004.
(1)	Individuals and entities who receive shares of our common stock covered by this prospectus from a selling securityholder as a gift or in connection with a pledge, after the effective date of the registration statement of which this prospectus is a part, may sell up to 500 of those shares using this prospectus.
(2)	Assumes conversion of the full amount of Debentures held by the selling securityholder at the rate of 19.5086 shares of our common stock per $1,000 in principal amount of the Debentures. Because we will pay cash in lieu of fractional shares upon conversion in accordance with the indenture, the total number of shares of common stock that may be sold presented in this table may exceed the sum of the shares that each of the selling securityholders will hold upon conversion. The conversion rate and the number of shares issuable upon conversion of the Debentures may adjust under circumstances described under “Description of Debentures—Conversion of Debentures.” Accordingly, the number of shares of our common stock issuable upon conversion of the Debentures may increase or decrease from time to time.
(3)	Assumes that the selling securityholder has sold all of the Debentures and/or the shares of common stock issuable upon conversion of Debentures listed next to its name and lists additional shares of our common stock beneficially owned before the offering.
(4)	Include $5,000,000 principal amount of Debentures held by Allstate Insurance Company and $3,500,000 principal amount of Debentures held by Allstate Life Insurance Company. Additional common stock beneficially owned includes 3,400 shares held by Allstate Insurance Company, 2,300 shares held by Allstate Retirement Plan and 600 shares held by Agents Pension Plan.
(5)	Credit Suisse First Boston LLC served as an initial purchaser of the Debentures in April 2004.
(6)	Includes $2,210,000 principal amount of Debentures held by Southern Farm Bureau Life Insurance Company, of which $1,600,000 is managed by Calamos Investments.
(7)	The name “Unknown” represents the remaining selling securityholders for whom we have not received a completed questionnaire. Assumes that the unnamed holders of the Debentures or future transferees, pledgees, donees or successors of or from any such unnamed holders do not beneficially own any of our common stock other than the common stock that may be issuable upon conversion of the Debentures.

Except as indicated in note (1), no unnamed holder may use this prospectus to offer or sell Debentures or shares of our common stock until such unnamed holder is identified as a selling securityholder in a supplement to this prospectus or post-effective amendment to the registration statement of which this prospectus forms a part.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the Debentures and the underlying common stock offered by this prospectus. The Debentures and the underlying common stock may be sold from time to time to purchasers:

•	directly by the selling securityholders; or

•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders or the purchasers of the Debentures and the underlying common stock (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

The selling securityholders and any such broker-dealers or agents who participate in the distribution of the Debentures and the underlying common stock may be deemed to be “underwriters.” As a result, any profits on the sale of the underlying common stock by selling securityholders and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to certain statutory liabilities as underwriters under the Securities Act.

If the Debentures and the underlying common stock are sold through underwriters or broker-dealers, the selling securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

The Debentures and the underlying common stock may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the Debentures and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options;

•	through the distribution by any selling securityholder to its partners, members or shareholders; or

•	through a combination of the above.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

In connection with the sales of the Debentures and the underlying common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the Debentures and the underlying common stock in the course of hedging their positions. The selling securityholders may also sell the Debentures and the underlying common stock short and deliver Debentures and the underlying common stock to close out short positions, or loan or pledge Debentures and the underlying common stock to broker-dealers that in turn may sell the Debentures and the underlying common stock.

Under the securities laws of some states, the Debentures and the underlying common stock may be sold in these states only through registered or licensed brokers or dealers. In addition, in some states, the Debentures and underlying common stock may not be sold unless the Debentures and underlying common stock have been registered or qualified for sale in these states or an exemption from registration or qualification is available and is complied with.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the Debentures and the underlying common stock by the selling securityholders. Selling securityholders may not sell any or all of the Debentures and the underlying common stock offered by them pursuant to this prospectus. In addition, we cannot assure you that any such selling securityholder will not transfer, devise or gift the Debentures and the underlying common stock by other means not described in this prospectus.

Our common stock trades on the New York Stock Exchange under the symbol “RBK.” The Debentures are currently available for trading among qualified institutional buyers in The PortalSM Market, a subsidiary of The Nasdaq Stock Market, Inc. However, no assurance can be given as to the development of liquidity or any trading market for the Debentures.

There can be no assurance that any selling securityholder will sell any or all of the Debentures or the underlying common stock pursuant to this prospectus. In addition, any Debentures or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any other person participating in such distribution will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Debentures and the underlying common stock by the selling securityholders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Debentures and the underling common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the Debentures and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the Debentures and the underlying commons stock.

Pursuant to the registration rights agreement that has been filed as an exhibit to this registration statement, we and the selling securityholders will be indemnified by the others against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the Debentures and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

VALIDITY OF SECURITIES

The validity of the Debentures and the common stock issuable upon conversion of the Debentures will be passed upon for Reebok by Ropes & Gray LLP, Boston, Massachusetts.

EXPERTS

The consolidated financial statements of Reebok appearing in Reebok’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

$350,000,000 Principal Amount of

2% Convertible Debentures due May 1, 2024

and

6,828,010 Shares of Common Stock Issuable upon Conversion of the Debentures

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Reebok in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$42,848
Printing and engraving fees	45,000
Accountant’s fees and expenses	40,000
Legal fees and expenses	25,000
Trustee and Transfer Agent fees and expenses	11,000
Rating agency fees and expenses	268,000
Miscellaneous expenses	20,000

Total	$451,848

Item 15. Indemnification of Directors and Officers

Effective July 1, 2004, Section 8.58 of Chapter 156D of the Massachusetts General Laws provides that the Registrant may agree, in its articles of organization or bylaws or in a resolution adopted or a contract approved by its board of directors or shareholders, to indemnify an individual who is a party to a proceeding because he is a director or an officer if:

(1) he conducted himself in good faith, he reasonably believed that his conduct was in the best interests of the Registrant or that his conduct was at least not opposed to the best interests of the corporation, and, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or

(2) he engaged in conduct for which the Registrant has limited or eliminated liability in its articles of organization in a manner permitted by the statute.

Section 2.02(b)(4) of Chapter 156D permits the Registrant to eliminate or limit the personal liability of a director to the corporation for monetary damages for breach of fiduciary duty as a director notwithstanding any provision of law imposing such liability, except for (i) any breach of the director’s duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) distributions not permitted under the statute, or (iv) for any transaction from which the director derived an improper personal benefit.

Under Section 8.53 of Chapter 156D, the Registrant may also agree to advance funds to pay for or reimburse the reasonable expenses incurred by a director or officer who is a party to a proceeding because he is a director or officer, before final disposition of a proceeding, if he delivers to the corporation: (1) a written affirmation of his good faith belief that he has met the relevant standard of conduct described above or that the proceeding involves conduct for which liability has been permissibly eliminated under a provision of the articles of organization; and (2) his written undertaking to repay any funds advanced if he is not entitled to mandatory indemnification and it is ultimately determined by a court or by disinterested directors, by special legal counsel appointed by the board, or by disinterested shareholders that he has not met the relevant standard of conduct for indemnification.

In addition, Sections 8.52 and 8.56 of Chapter 156D require the Registrant to indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director or officer of the corporation against reasonable expenses incurred by him in connection with the proceeding.

As permitted by Section 8.50 through Section 8.59 of Chapter 156D, Section 9 of the By-laws of the Registrant provides that the Registrant shall, to the extent legally permissible, indemnify each of its directors and officers (including persons who serve at its request as directors and officers or trustees of another organization or in any capacity with respect to any employee benefit plan) against all liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees, reasonably incurred by him in connection with the defense or disposition of any action, suit or other proceeding, whether civil or criminal, in which he may be involved or with which he may be threatened, while in office or thereafter, by reason of his being or having been such a director or officer, except with respect to any matter as to which he shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the Registrant (any person serving another organization in one or more of the indicated capacities at the request of the Registrant who shall have acted in good faith in the reasonable belief that his action was in the best interests of such other organization to be deemed as having acted in such manner with respect to the Registrant) or, to the extent that such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan.

Section 9 further provides that as to any matter disposed of by a compromise payment by such director or officer, pursuant to a consent decree or otherwise, no indemnification either for the compromise payment or for any other expenses shall be provided unless the compromise is approved as in the best interests of the Registrant, after notice that it involves such indemnification: (a) by a disinterested majority of the directors then in office; or (b) by a majority of the disinterested directors then in office, provided that there has been obtained an opinion in writing of independent legal counsel to the effect that such director or officer appears to have acted in good faith in the reasonable belief that his action was in the best interests of the Registrant; or (c) by the holders of a majority of the outstanding stock at the time entitled to vote for directors, voting as a single class, exclusive of any stock owned by any interested director or officer.

Additionally, Section 9 provides that expenses, including counsel fees, reasonably incurred by any director or officer in connection with the defense or disposition of any action, suit or other proceeding may be paid from time to time by the Registrant in advance of the final disposition thereof upon receipt of an undertaking by the director or officer to repay the amounts so paid to the Registrant if it is ultimately determined that indemnification for these expenses is not authorized under Section 9.

The right of indemnification provided by Section 9 of the By-laws is not to be exclusive of or affect any other rights to which any director or officer may be entitled. As used in Section 9, the terms “director” and “officer” include their respective heirs, executors and administrators, and an “interested” director or officer is one against whom in such capacity the proceedings in question or another proceeding on the same or similar grounds is then pending. Nothing contained in Section 9 shall affect any rights to indemnification to which corporate personnel other than directors and officers may be entitled by contract or otherwise under law.

Article 6(k) of the Registrant’s Restated Articles of Organization, as amended, provides that no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director to the extent provided by applicable law notwithstanding any provision of law imposing such liability; provided, however, that Article 6(k) shall not eliminate the liability of a director (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violating of law, (iii) under section 61 or 62 of the Business Corporation Law of The Commonwealth of Massachusetts, or (iv) for any transaction from which the director derived an improper personal benefit. This provision shall not be construed in any way so as to impose or create liability. The foregoing provisions of Article 6(k) shall not eliminate the liability of a director for any act or omission occurring prior to the date on which Article 6(k) became effective. No amendment to or repeal of Article 6(k) shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

The Registrant maintains directors and officers liability insurance.

Item 16. Exhibits

*4.1	Indenture dated as of April 30, 2004 between the Company and U.S. Bank National Association as Trustee. Filed as Exhibit 10.4 to the Registrant’s Annual Report on Form 10-Q for the quarter ended March 31, 2004.

*4.2	Registration Rights Agreement dated as of April 30, 2004 among the Company and Credit Suisse First Boston Corporation, LLC, BNP Paribas Securities Corp., and Banco IMI SpA, as Initial Purchasers. Filed as Exhibit 10.5 to the Registrant’s Annual Report on Form 10-Q for the quarter ended March 31, 2004.

5.1	Opinion of Ropes & Gray LLP.

*12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of Ernst & Young LLP.

23.2	Consent of Ropes & Gray LLP (see Exhibit 5.1).

*24.1	Power of Attorney.

*25.1	Statement of Eligibility and Qualification of Trustee on Form T-1.

*	Indicates exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference.

Item 17. Undertakings

a.	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase and decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

b.	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

c.	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the financial adjudication of such issue.

d.	The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Canton, Commonwealth of Massachusetts.

REEBOK INTERNATIONAL LTD.

By:	/S/ KENNETH I. WATCHMAKER
Kenneth I. Watchmaker, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Dated: November 17, 2004

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated below.

* Paul B. Fireman, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer)	/S/ KENNETH I. WATCHMAKER Kenneth I. Watchmaker, Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

* Norman Axelrod, Director	* Paul R. Duncan, Director

* Richard G. Lesser, Director	* Deval L. Patrick, Director

* Geoffrey Nunes, Director	* Dorothy E. Puhy, Director

* Thomas M. Ryan, Director	* Barry Tatelman, Director

*By:	/S/ KENNETH I. WATCHMAKER
Name: Kenneth I. Watchmaker Attorney-in-Fact November 17, 2004

EXHIBIT INDEX

Exhibit No.	Description

*4.1	Indenture dated as of April 30, 2004 between the Company and U.S. Bank National Association as Trustee. Filed as Exhibit 10.4 to the Registrant’s Annual Report on Form 10-Q for the quarter ended March 31, 2004.

*4.2	Registration Rights Agreement dated as of April 30, 2004 among the Company and Credit Suisse First Boston Corporation, LLC, BNP Paribas Securities Corp., and Banco IMI SpA, as Initial Purchasers. Filed as Exhibit 10.5 to the Registrant’s Annual Report on Form 10-Q for the quarter ended March 31, 2004.

5.1	Opinion of Ropes & Gray LLP.

*12.1	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of Ernst & Young LLP

23.2	Consent of Ropes & Gray LLP (see Exhibit 5.1).

*24	Power of Attorney.

*25	Statement of Eligibility and Qualification of Trustee on Form T-1.

*	Indicates exhibit previously filed with the Securities and Exchange Commission and incorporated herein by reference.